UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Aurora Innovation, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

051774107

(CUSIP Number)

November 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051774107

1.	Names of Reporting Persons Amazon.com, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 35,239,761
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 35,239,761
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 35,239,761
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.2%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer

Aurora Innovation, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1654 Smallman Street Pittsburgh, Pennsylvania 15222

Item 2.

(a)	Name of Person(s) Filing

Amazon.com, Inc.

(b)	Address of Principal Business Office or, if none, Residence

410 Terry Avenue North Seattle, Washington 98109

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Class A common stock, par value $0.00001 per share

(e)	CUSIP Number

051774107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 35,239,761*

(b)	Percentage of class: 5.2%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 35,239,761*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 35,239,761*

(iv)	Shared power to dispose or to direct the disposition of: 0

*

Represents 35,239,761 shares of Class B common stock, par value $0.00001 per share (“Class B common stock”), of Aurora Innovation, Inc. (the “Issuer”) held by Amazon.com NV Investment Holdings LLC (“NV Holdings”), a wholly-owned subsidiary of Amazon.com, Inc. (“Amazon”). Amazon has sole voting and investment power with respect to the Issuer’s securities held by NV Holdings.

These shares of Class B common stock are convertible into shares of the Issuer’s Class A common stock, par value $0.00001 per share (“Class A common stock”) on a 1-for-1 basis at Amazon’s election and automatically upon certain transfers or other events.

**

The percent of class beneficially owned by Amazon was calculated assuming 642,869,548 shares of Class A common stock outstanding as of November 3, 2021, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 5, 2021, plus 35,239,761 shares of Class A common stock issuable upon conversion of the 35,239,761 shares of Class B common stock held by Amazon.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President